EXHIBIT 12(a)


               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                                  Six
                                                             Months Ended
                                                             June 30, 2005
                                                             -------------

Income before provision for income taxes and
  fixed charges (Note A)                                   $        19,041,726

Fixed charges:
Interest on first mortgage bonds and secured debt          $         4,975,453
Amortization of debt discount and expense less premium                 967,729
Interest on short-term debt                                            109,463
Interest on unsecured long-term debt                                 6,176,205
Interest on note payable to securitization trust                     2,125,000
Other interest                                                         260,185
Rental expense representative of an interest
  factor (Note B)                                                       14,262
                                                           -------------------

Total fixed charges                                        $        14,628,297


Ratio of earnings to fixed charges                                       1.30x


NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).